SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Global Traffic Network, Inc.

(Name of Subject Company (Issuer))

GTCR Gridlock Acquisition Sub, Inc.

GTCR Gridlock Holdings (Cayman), L.P.

(Names of Filing Persons (Offerors))

GTCR Gridlock Holdings, Inc.

GTCR Gridlock Partners, Ltd.

GTCR Fund X/A AIV LP

GTCR Fund X/C AIV LP

GTCR Investment X AIV Ltd.

(Names of Filing Persons (other person(s))

Common Stock, par value $.001 per share	37947B103
(Titles of classes of securities)	(CUSIP number of class of securities)

Christian B. McGrath

GTCR Gridlock Holdings (Cayman), L.P.

300 N. LaSalle Street, Suite 5600

Chicago, Illinois 60654

(312) 382-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Edward Sonnenschein

Bradley C. Faris

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

(212) 906-1200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$283,276,196.00	$32,888.37

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 20,234,014 shares of common stock, par value $.001 per share, of Global Traffic Network, Inc. at a purchase price of $14.00 per share. Such number of shares consists of (i) 19,060,350 shares of common stock issued and outstanding as of July 22, 2011 and (ii) 1,173,664 shares of common stock that are expected to be issuable before the expiration of the Offer under options and other rights to acquire shares of common stock.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00011610 of the transaction valuation.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $32,888.37	Filing Party: GTCR Gridlock Acquisition Sub, Inc.
Form or Registration No. Schedule TO	Date Filed: August 9, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2011, as amended by Amendment No. 1 thereto, filed with the SEC on August 25, 2011 (as so amended, the “Schedule TO”), in each case by GTCR Gridlock Acquisition Sub, Inc., a Nevada corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of GTCR Gridlock Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership (“Parent”), Parent, GTCR Gridlock Holdings, Inc., GTCR Gridlock Partners, Ltd., GTCR Fund X/A AIV LP, GTCR Fund X/C AIV LP, and GTCR Investment X AIV Ltd. (collectively, the “Filing Persons”), relating to a tender offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $.001 per share (the “Shares”), of Global Traffic Network, Inc., a Nevada corporation (“Global”), at a purchase price of $14.00 per share (the “Offer Price”), payable net to the seller in cash, without interest and less applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Amendments to the Offer to Purchase

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is hereby amended by adding the following sentence after the third sentence under the heading “Do you have the financial resources to make payment?” on page 4 of the Offer to Purchase:

“In addition, on September 6, 2011, U.S. Parent, as borrower, entered into a Loan Authorization Agreement (the “Loan Authorization Agreement”) with BMO Harris Financing, Inc., as lender (and Bank of Montreal as letter of credit issuer), pursuant to which U.S. Parent may request loans and letters of credit from time to time in an aggregate amount outstanding up to $90 million. U.S. Parent expects to borrow the full $90 million available under the Loan Authorization Agreement to fund the purchase of Shares in the Offer and the Merger and pay related fees and expenses. Fund X/A AIV and GTCR Fund X/C AIV L.P., a Cayman Islands limited partnership, have agreed to guaranty the loans issued pursuant to the Loan Authorization Agreement. The amounts to be funded by Fund X/A AIV pursuant to its commitment will be reduced by the aggregate amount of loans borrowed by U.S. Parent under the Loan Authorization Agreement and used to purchase Shares in the Offer and the Merger.”

(2) The information set forth in the Offer to Purchase under the caption “Special Factors—Section 5. Effects of the Offer” is hereby amended by adding the following paragraph immediately after the table and related footnotes on page 23 of the Offer to Purchase:

“As described in “The Offer—Section 10. Source and Amount of Funds”, U.S. Parent has entered into a Loan Authorization Agreement, pursuant to which U.S. Parent expects to borrow $90 million to fund the purchase of Shares in the Offer and the Merger. The amounts to be funded by Fund X/A AIV pursuant to its Commitment will be reduced by the aggregate amount of loans borrowed by U.S. Parent under the Loan Authorization Agreement and used to purchase Shares in the Offer and the Merger. Assuming U.S. Parent borrows the maximum amount of $90 million under the Loan Authorization Agreement, Fund X/A AIV will not be required to fund its commitment to purchase $60 million in debt securities or other indebtedness of U.S. Parent and Fund X/A AIV’s commitment to purchase equity securities of Parent will be reduced by $30 million, which, under the assumptions reflected in the preceding table, would alter Mr. Yde’s and the Sponsors’ direct and indirect interests in Global’s net book value and net earnings immediately after the Merger. Assuming U.S. Parent borrows the full $90 million available under the Loan Authorization Agreement and that Fund X/A AIV reduces the amount of Parent equity it purchases by $30 million as described above, the table below sets forth the direct and indirect interests in Global’s net book value and net earnings of each of Mr. Yde and the Sponsors prior to and immediately after the Merger based on Global’s results for the fiscal year ended June 30, 2011, and assuming completion of the Merger and the transactions contemplated by the Contribution Agreement as of such date and cash and cash equivalents on hand at Global subsequent to completion of the Merger of approximately $41.7 million.

	Ownership Prior to the Merger(1)				Ownership After the Merger (Excluding Impact of Management Carry)(2)				Ownership After the Merger (Accounting for Impact of Management Carry)(3)
	Net Book Value(4)		Net Earnings		Net Book Value		Net Earnings		Net Book Value		Net Earnings
Name	$ in Thousands	%	$ in Thousands	%	$ in Thousands	%	$ in Thousands	%	$ in Thousands	%	$ in Thousands	%
William L. Yde III	4,594	6.83%	595	6.83%	3,017	4.49	391	4.49	5,984	8.90	775	8.90
Sponsors	—	—	—	—	64,242	95.51	8,325	95.51	57,239	85.10	7,418	85.10

(1)	Based upon beneficial ownership as of July 22, 2011.
(2)	Assumes that Mr. Yde contributes 535,715 Shares to Parent prior to the Merger pursuant to the Contribution Agreement. Ownership after the Merger is determined without regard to any management carry that may be acquired by Mr. Yde or any other executive officers or key employees of Global after completion of the Merger. See “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements — Agreement of Exempted Limited Partnership of Parent.”
(3)	Assumes that Mr. Yde contributes 535,715 Shares to Parent prior to the Merger pursuant to the Contribution Agreement and acquires 5% of the management carry (out of the aggregate 11% total pool), which Mr. Yde elects to structure as a purchase. See “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements — Agreement of Exempted Limited Partnership of Parent” for a more detailed description of the management carry. If Mr. Yde elects to acquire his management carry as profits interest, his interest in Global’s net book value and net earnings will be reduced because profits interests merely represent the right to participate in future profits and, as such, have no readily ascertainable value as of the date hereof. Ownership after the Merger assumes that the balance of the management carry is or will be acquired by persons other than Mr. Yde.
(4)	Net book value is calculated as total assets less total liabilities as of June 30, 2011.”

(3) The information set forth in the Offer to Purchase under the caption “Special Factors—Section 6. Summary of the Merger Agreement and Other Agreements—Commitment” is hereby amended by adding the following after the final sentence of the first paragraph under such caption on page 47 of the Offer to Purchase:

“As described in “The Offer—Section 10. Source and Amount of Funds”, U.S. Parent has entered into a Loan Authorization Agreement, pursuant to which U.S. Parent may request loans and letters of credit from time to time in an aggregate amount outstanding up to $90 million. The amounts to be funded by Fund X/A AIV pursuant to its Commitment will be reduced by the aggregate amount of loans borrowed by U.S. Parent under the Loan Authorization Agreement and used to purchase Shares in the Offer and the Merger. Specifically, assuming U.S. Parent borrows the maximum amount of $90 million under the Loan Authorization Agreement, Fund X/A AIV will not be required to purchase $60 million of debt securities or other indebtedness of U.S. Parent and will reduce the amount of equity securities of Parent that it purchases by $30 million.”

(4) The information set forth in the Offer to Purchase under the caption “The Offer—Section 4. Withdrawal Rights” is hereby amended by amending and restating the first sentence of the fifth paragraph under such caption on page 58 as follows:

“All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding, subject to the rights of tendering shareholders to challenge our determination in a court of competent jurisdiction.”

(5) The information set forth in the Offer to Purchase under the caption “The Offer—Section 10. Source and Amount of Funds” is hereby amended by adding the following two paragraphs after the second paragraph under such caption on page 69 of the Offer to Purchase:

“On September 6, 2011, U.S. Parent, as borrower, entered into a Loan Authorization Agreement (the “Loan Authorization Agreement”) with BMO Harris Financing, Inc., as lender (and Bank of Montreal as letter of credit issuer), pursuant to which U.S. Parent may request loans and letters of credit from time to time in an aggregate amount outstanding up to $90 million. U.S. Parent expects to borrow the full $90 million available under the Loan Authorization Agreement to fund the purchase of Shares in the Offer and the Merger and pay related fees and expenses. Other terms of the Loan Authorization Agreement are set forth below:

•

Maturity. U.S. Parent is required to repay the principal amount outstanding under any loans or letters of credit authorized by the Loan Authorization Agreement, together with any accrued interest thereon, on demand, provided that U.S. Parent will have twenty days to honor any such demand for payment. In the event there is no such demand prior to November 4, 2011, the principal amount outstanding under any loans or letters of credit authorized by the Loan Authorization Agreement will become due and payable on November 4, 2011. U.S. Parent may also voluntarily make principal payments from time to time and in any amount.

•

Interest Rate and Payment. Interest on the unpaid principal balance of outstanding loans authorized by the Loan Authorization Agreement will be billed monthly and payable on the last day of each month in which loans or letters of credit are outstanding. The interest rate for each month will be computed by applying a daily periodic rate equal to the greater of (a) the prime commercial rate for U.S. dollar loans to U.S. borrowers quoted by Bank of Montreal from time to time plus 2.00% per annum and (b) the LIBOR rate for such date plus 4.75% per annum. Pursuant to the Loan Authorization Agreement, interest (including additional interest described below) may be paid, at the option of U.S. Parent, in immediately available funds or by adding the amount of such interest payment due to the unpaid principal amount of the loans outstanding, or a combination of the foregoing methods, but in no event shall the aggregate maximum principal amount outstanding exceed $90 million.

•

Additional Interest. The principal balance of loans and letters of credit which remain unpaid after demand for such payment will bear interest until paid in full at a post maturity rate of 2% per annum above the interest rate otherwise payable on such loans and letters of credit.

•	Guarantors. U.S. Parent’s obligations under loans and letters of credit issued pursuant to the Loan Authorization Agreement will be guaranteed by Fund X/A AIV and Fund X/C AIV.

•

Security. U.S. Parent will be required to post cash collateral in an amount equal to 105% of the sum of the aggregate undrawn amount of any letters of credit issued under the Loan Authorization Agreement, and any unreimbursed draws thereunder, on demand, provided that U.S. Parent will have 30 days to honor any such demand. Other than such cash collateral, the loans are not secured.

•

Issuer of Letters of Credit and Related Fees. Letters of credit issued under the Loan Authorization Agreement will be issued by Bank of Montreal. In addition to customary issuance, amendment, drawing and similar fees, U.S. Parent will be required to pay a commission to the letter of credit issuer in the amount of 4.75% of the issued letter of credit.

•

Termination. The lender may terminate the Loan Authorization Agreement and suspend U.S. Parent’s right to borrow thereunder (regardless of U.S. Parent’s compliance with the terms of the Loan Authorization Agreement) at any time, without advance notice.

The foregoing summary of the Loan Authorization Agreement does not purport to be a complete description of the Loan Authorization Agreement, and is qualified in its entirety by reference to the Loan Authorization Agreement, a copy of which is filed as an exhibit to the Schedule TO and incorporated herein by reference.

U.S. Parent plans to repay any loans drawn under the Loan Authorization Agreement with the proceeds from additional financings, which are expected to be obtained at or after the completion of the Merger. It is expected that U.S. Parent or a subsidiary of Global would be the borrower under any such financing arrangement. The availability and terms of any such financing would be subject to prevailing market conditions and other factors at that time and there can be no assurance that U.S. Parent or any subsidiary of Global would be able to secure financing on favorable terms. If no such financing has been arranged by November 4, 2011, U.S. Parent expects to repay the principal amount outstanding under any loans or letters of credit authorized by the Loan Authorization Agreement with additional debt or equity funding to be provided to Parent from one or more of its affiliates.”

(6) The information set forth in the Offer to Purchase under the caption “The Offer—Section 14. Legal Proceedings” is hereby amended by amending and restating the first paragraph under such caption on page 73 of the Offer to Purchase as follows:

“On August 31, 2011, Broadbased Equities, a purported shareholder of Global, filed a complaint captioned Broadbased Equities v. William L. Yde III, et al. on behalf of itself and as a putative class action on behalf of Global’s public shareholders in the Supreme Court of the State of New York, County of New York. The complaint names as defendants the members of the Global board of directors, as well as Global, U.S. Parent, the Purchaser and GTCR LLC. The plaintiff alleges, among other things, that the Global board of directors breached its fiduciary duties of care, loyalty, good faith and fair dealing to shareholders, and that the Global board of directors and Global breached their fiduciary duties to disclose material facts to shareholders, in each case, in connection with the Offer and the Merger. The complaint further claims that GTCR LLC, U.S. Parent and the Purchaser aided and abetted those alleged breaches of fiduciary duties. The complaint seeks (i) injunctive relief, including to enjoin the Offer and the Merger, (ii) a determination that the action is a proper class action and that the plaintiff is a proper class representative, (iii) a declaration that the defendants breached their fiduciary duties to the plaintiff and other shareholders and/or aided and abetted such breaches, (iv) additional disclosures with respect to the Offer and the Merger, (v) compensatory and/or rescissory damages and (vi) an award of attorneys’ and other fees and costs in addition to other unspecified relief. The defendants believe that the allegations in the complaint are without merit and intend to vigorously contest the action. The foregoing summary of the complaint does not purport to be complete and is qualified in its entirety by reference to the complaint, a copy of which is filed as an exhibit to the Schedule TO and incorporated herein by reference.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

“(a)(5)(A)	Class Action Complaint dated August 31, 2011 (Broadbased Equities v. William L. Yde III, et al.)”
“(b)(2)	Loan Authorization Agreement, dated as of September 6, 2011 between U.S. Parent and BMO Harris Financing, Inc.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 6, 2011

GTCR Gridlock Acquisition Sub, Inc.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

GTCR Gridlock Holdings (Cayman), L.P.

By:	GTCR Gridlock Partners Ltd.
Its:	General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

GTCR Gridlock Holdings, Inc.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

GTCR Gridlock Partners, Ltd.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

GTCR Fund X/A AIV LP

By:	GTCR Partners X/A&C AIV LP
Its:	General Partner

By:	GTCR Investment X AIV Ltd.
Its:	General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

GTCR Fund X/C AIV LP

By:	GTCR Partners X/A&C AIV LP
Its:	General Partner

By:	GTCR Investment X AIV Ltd.
Its:	General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

GTCR Investment X AIV Ltd.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer